ALLIANCEBERNSTEIN INVESTMENTS, INC.
(an indirect wholly-owned subsidiary of
AllianceBernstein L.P.)

Notes to the Statement of Financial Condition

1. Organization and Summary of Operations

AllianceBernstein Investments, Inc. ("AllianceBernstein Investments" or the "Company") is a wholly-owned subsidiary of AllianceBernstein Corporation of Delaware, which is a wholly-owned subsidiary of AllianceBernstein L.P. ("AB" or the "Parent"), which is majority-owned by AXA, the holding company for an international group of insurance and related financial services companies.

The Company serves as a distributor and/or underwriter for certain registered investment companies and other investment vehicles managed by AB ("AB Mutual Funds"). The Company is registered as a broker-dealer under the Securities and Exchange Act of 1934, as amended ("Exchange Act").

2. Summary of Significant Accounting Policies

Basis of Presentation

The statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The preparation of the statement of financial condition requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Accounting Pronouncements

Not Yet Adopted

In January 2016, the FASB issued ASU 2016-01, *Recognition and Measurement of Financial Assets and Financial Liabilities*. The amendment addresses certain aspects of recognition, measurement, presentation and disclosure of financial instruments and is effective for fiscal years (and interim periods within those years) beginning after December 15, 2017. The amendment will result in a cumulative-effect adjustment to the balance sheet as of the beginning of the fiscal year of adoption, except for one provision relating to equity securities without readily determinable fair values, which provision will be applied prospectively. The amendment is not expected to have a material impact on our financial condition.

Adopted

In August 2014, the FASB issued ASU 2014-15, *Disclosure of Uncertainties about an Entities Ability to Continue as a Going Concern*, which requires management to assess, on a quarterly basis, a company's ability to continue as a going concern and to provide related footnote disclosures in certain circumstances. The Company adopted this standard on December 31, 2016. The adoption of this standard had no impact on our financial condition.

ALLIANCEBERNSTEIN INVESTMENTS, INC.
(an indirect wholly-owned subsidiary of
AllianceBernstein L.P.)

Notes to the Statement of Financial Condition

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, demand deposits, money market accounts, and highly liquid investments with original maturities of three months or less. Due to the short-term nature of these instruments, the recorded value has been determined to approximate fair value. Cash equivalents at December 31, 2016 include $76.3 million invested in two third-party money market funds that are both registered under the Investment Company Act of 1940.

Segregated Cash

The Company maintains accounts at third party custodian banks for the exclusive benefit of customers ("Special Customer Accounts"). The Special Customer Accounts process the receipt and distribution of cash to various investment vehicles offered by the Company and, in some cases, the cash generated by the redemption of interests in these investment vehicles. As of December 31, 2016, $52.9 million of cash was segregated in these bank accounts.

Deferred Sales Commissions, Net

The Company pays commissions to financial intermediaries in connection with the sale of shares of open-end AB sponsored mutual funds sold without a front-end sales charge ("back-end load shares"). These commissions are capitalized as deferred sales commissions and amortized over periods not exceeding five and one-half years for U.S. fund shares and four years for non-U.S. fund shares, the periods of time during which deferred sales commissions generally are recovered. The Company recovers these commissions from distribution services fees received from those funds and from contingent deferred sales commissions ("CDSC") received from shareholders of those funds upon the redemption of their shares. CDSC cash recoveries are recorded as reductions of unamortized deferred sales commissions when received. Since January 31, 2009, our U.S. mutual funds have not offered back-end load shares to new investors. As of December 31, 2016, our non-U.S. funds are no longer offering back-end load shares, except in isolated instances.

The Company periodically reviews the deferred sales commission asset for impairment as events or changes in circumstances indicate that the carrying value may not be recoverable. If these factors indicate impairment in value, management compares the carrying value to the undiscounted cash flows expected to be generated by the asset over its remaining life. If management determines the deferred sales commission asset is not fully recoverable, the asset will be deemed impaired and a loss will be recorded in the amount by which the recorded amount of the asset exceeds its estimated recovery value. There were no impairment charges recorded during 2016.

Loss Contingencies

With respect to all significant litigation matters, the Company considers the likelihood of a negative outcome. If the Company determines the likelihood of a negative outcome is probable and the amount of the loss can be reasonably estimated, the Company records an estimated loss for the expected outcome of the litigation. If the likelihood of a negative outcome is reasonably possible and the

ALLIANCEBERNSTEIN INVESTMENTS, INC.
(an indirect wholly-owned subsidiary of
AllianceBernstein L.P.)

Notes to the Statement of Financial Condition

Company is able to determine an estimate of the possible loss or range of loss in excess of amounts already accrued, if any, the Company discloses that fact together with the estimate of the possible loss or range of loss. However, it is often difficult to predict the outcome or estimate a possible loss or range of loss because litigation is subject to inherent uncertainties, particularly when plaintiffs allege substantial or indeterminate damages. Such is also the case when the litigation is in its early stages or when the litigation is highly complex or broad in scope. In these cases, the Company discloses that it is unable to predict the outcome or estimate a possible loss or range of loss.

Mutual Fund Underwriting Activities

Receivables from brokers and dealers for sale of shares of AB Mutual Funds are generally realized within three business days from trade-date, in conjunction with the settlement of the related payables to AB Mutual Funds for share purchases.

Long-term Incentive Compensation Plans

Employees of the Company are eligible to participate in several AB unfunded, non-qualified deferred compensation plans under which annual awards to employees are generally made in the fourth quarter.

Awards granted in December 2016 allowed participants to allocate their awards between restricted AllianceBernstein Holding Units ("AB Holding Units") and deferred cash. Participants (except certain members of senior management) generally could allocate up to 50% of their awards to deferred cash, not to exceed a total of $250,000 per award. Participants allocated their awards prior to the date on which the awards were granted and the awards were valued using the closing price of an AB Holding Unit on that date. For the 2016 awards:

· AB engaged in open-market purchases of AB Holding Units or purchased newly-issued AB Holding Units from AllianceBernstein Holding L.P. that were awarded to participants and keep them in a consolidated rabbi trust.

· Quarterly distributions on vested and unvested AB Holding Units are paid currently to participants, regardless of whether or not a long-term deferral election has been made.

· Interest on deferred cash is accrued monthly based on AB's monthly weighted average cost of funds.

For year-end long-term incentive compensation awards, employees who resign or are terminated without cause may retain their awards, subject to compliance with certain agreements and restrictive covenants set forth in the applicable award agreement, including restrictions on competition and employee and client solicitation, and a claw-back for failing to follow existing risk management policies. Most equity replacement, sign-on or similar deferred compensation awards included in separate employment agreements or arrangements include a required service period. Regardless of whether or not the award agreement includes employee service requirements, AB Holding Units

ALLIANCEBERNSTEIN INVESTMENTS, INC.
(an indirect wholly-owned subsidiary of
AllianceBernstein L.P.)

Notes to the Statement of Financial Condition

typically are distributed to employees ratably over four years, unless the employee has made a long-term deferral election.

Subsequent Events

We evaluated subsequent events through March 1, 2017, the date this financial statement was available to be issued. No subsequent events were identified.

3. **Income Taxes**

The Company is included in the consolidated federal income tax return filed by AllianceBernstein Corporation of Delaware. The Company files separate state and local income tax returns. Federal, state and local income tax expense is computed on a separate company basis.

The effect of a tax position is recognized in the financial statements only if, as of the reporting date, it is "more likely than not" to be sustained based solely on its technical merits. In making this assessment, a company must assume that the taxing authority will examine the tax position and have full knowledge of all relevant information. Accordingly, the Company has no liability for unrecognized tax benefits as of December 31, 2016.

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. As of December 31, 2016, the Company had a deferred tax asset primarily related to long-term incentive compensation of $7.0 million, and a deferred tax liability of $0.2 million. Management has determined that realization of the deferred tax asset is more likely than not based on anticipated future taxable income.

Under our deferred compensation plan, awards vest and are distributed over a four year period. Increases or decreases in share price over the life of the vesting period create tax windfalls and shortfalls, respectively, at the time of distribution. Under Accounting Standards Codification ("ASC") 740, *Income Taxes*, tax windfalls increase additional paid-in capital. This windfall pool is used to offset future shortfalls that may occur. If shortfalls are in excess of the windfall pool, the shortfalls increase deferred tax expense directly. Current year windfalls on distributions increased additional paid-in capital by $32,206.

The Company is generally no longer subject to U.S. federal, or state and local tax examinations by tax authorities for any year prior to 2013.

Subject to the results of any future examinations for the tax years 2013 and forward, there is the possibility that we may set up reserves, including accrued interest, over the next twelve months.

ALLIANCEBERNSTEIN INVESTMENTS, INC.
(an indirect wholly-owned subsidiary of
AllianceBernstein L.P.)

Notes to the Statement of Financial Condition

4. Deferred Sales Commission, Net

The amount recorded for the net deferred sales commission asset was $58.4 million as of December 31, 2016. Payments of sales commissions made by the Company to financial intermediaries in connection with the sale of back-end load shares, net of CDSC received of $10.2 million, totaled approximately $17.8 million during 2016.

In 2016, AB's 529 *CollegeBound* Fund relationship with the State of Rhode Island ended and the funds associated with that relationship were redeemed. As a result, the Company reduced the deferred sales commission by a net amount of $4.6 million consisting of a carrying amount of $95.5 million, accumulated amortization of $82.4 million and cumulative CDSC received of $8.5 million.

The components of deferred sales commissions, net (excluding amounts related to fully amortized deferred sales commissions) for the year ended December 31, 2016 was as follows (in thousands):

Carrying amount of deferred sales commission	$ 856,494
Less: Accumulated amortization	(542,481)
Cumulative CDSC received	(255,593)
Deferred sales commission, net	$ 58,420

5. Commitments and Contingencies

Legal and Regulatory Proceedings

The Company is involved in various matters, including regulatory inquiries, administrative proceedings and litigation, some of which allege substantial damages. Management, after consultation with legal counsel, currently believes that the outcome of any matter that is pending or threatened, or all of them combined, will not have a material adverse effect on the Company's results of operations, financial condition or liquidity. However, any inquiry, proceeding or litigation has an element of uncertainty; management cannot determine whether further developments relating to any matter that is pending or threatened, or all of them combined, will have a material adverse effect on the Company's results of operations, financial condition or liquidity in any future reporting period.

6. Related Party Transactions

During 2016, AXA Advisors, LLC ("AXA Advisors"), a subsidiary of AXA Financial, distributed AB Mutual Funds for which it receives distribution payments. Included in due to affiliates, as of December 31, 2016, are distribution payments owed to AXA Advisors aggregating $0.5 million. Also, AXA Advisors provides certain distribution and other services including but not limited to: access to dedicated relationship management, national meetings, branch offices, sales desk and national/regional speaking opportunities pursuant to AXA Advisors' Financial Support Program. Due to affiliates includes $0.2 million relating to these services.

7

ALLIANCEBERNSTEIN INVESTMENTS, INC.
(an indirect wholly-owned subsidiary of
AllianceBernstein L.P.)

Notes to the Statement of Financial Condition

As of December 31, 2016, the Company has a $26.0 million receivable for subscriptions and a $12.6 million payable for redemptions to an affiliated broker dealer, Sanford C Bernstein & Co. LLC. These amounts are shown separately on the statement of financial condition.

Employees of the Company, except those hired after October 2, 2000, are generally eligible to participate, under similar terms offered to employees of AB, in a qualified noncontributory defined benefit retirement plan maintained by AB. Benefits are based on years of credited service, average final base salary and primary Social Security benefits. Service and compensation after December 31, 2008 are not taken into account in determining participants' retirement benefits. In addition, employees of the Company are eligible to participate in a 401(k) plan maintained by AB. Employer contributions are discretionary and generally are limited to the maximum amount deductible for federal income tax purposes. Aggregate contributions to the 401(k) plan on behalf of the Company's employees for 2016 were $0.7 million.

Certain employees of the Company participate in unfunded, non-qualified deferred compensation plans maintained by AB. Aggregate awards made to these plans by AB on behalf of employees of the Company for 2016 were $5.0 million.

7. **Fair Value**

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. The three broad levels of fair value hierarchy are as follows:

- Level 1 – Quoted prices in active markets that are available for identical assets or liabilities as of the reported date.

- Level 2 – Quoted prices in markets that are not active or other pricing inputs that are either directly or indirectly observable as of the reported date.

- Level 3 – Prices or valuation techniques that are both significant to the fair value measurement and unobservable as of the reported date. These financial instruments do not have two-way markets and are measured using management's best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation.

Assets Measured at Fair Value on a Recurring Basis

We invest excess cash in various money market funds ($76.3 million as of December 31, 2016) that are valued based on quoted prices in active markets; as such, these are included in Level 1 of the valuation hierarchy.

ALLIANCEBERNSTEIN INVESTMENTS, INC.
(an indirect wholly-owned subsidiary of
AllianceBernstein L.P.)

Notes to the Statement of Financial Condition

Assets Measured at Fair Value on a Nonrecurring Basis

The Company did not have any material assets or liabilities that were measured at fair value for impairment on a nonrecurring basis during the year ended December 31, 2016.

US GAAP requires disclosure of the estimated fair value of certain financial instruments and the methods and significant assumptions used to estimate their fair values. Certain financial instruments that are not carried at fair value on the balance sheet are carried at amounts that approximate fair value due to their short term nature and generally negligible credit risk. These instruments include cash and cash equivalents, segregated cash, receivables from brokers and dealers, receivables from AB Mutual Funds, receivables from Parent, other assets, due to affiliates, payable to brokers and dealers, payables to AB Mutual Funds and accounts payable.

8. **Net Capital**

The Company is subject to the minimum net capital requirements imposed under Rule 15c3-1 of the Exchange Act. In 2011, pursuant to section (a)(1)(ii) of the Net Capital Rule, the Company has notified FINRA of its election not to be subject to the Aggregate Indebtedness Standard of paragraph (a)(1)(i). As a result, the Company has elected to utilize the Alternative Standard under the Net Capital Rule. As such, the Company is subject to a net capital requirement of $250,000 as the Company is exempt from the service requirements pursuant to Securities Exchange Rule 15c3-3(k)(2)(i), the Customer Protection Rule. As of December 31, 2016, the Company's net capital of $56.5 million was $56.2 million in excess of its required net capital of $0.3 million.